EXHIBIT 99.1

Equinor ASA: Information relating to the proposed cash dividend for fourth quarter 2022

Key information relating to the proposed ordinary cash dividend and extraordinary cash dividend to be paid by Equinor (OSE: EQNR, NYSE: EQNR) for fourth quarter 2022.

Ordinary cash dividend amount: 0.30

Extraordinary cash dividend: 0.60

Declared currency: USD

Last day including rights: 10 May 2023

Ex-date: 11 May 2023

Record date: 12 May 2023

Payment date: 25 May 2023

The proposed ordinary cash dividend amount and extraordinary cash dividend is subject to approval by the Annual General Meeting on 10 May 2023.

Other information: Ordinary cash dividend and extraordinary cash dividend per share in NOK will be communicated 22 May 2023.

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject to the disclosure requirements pursuant to Section 5-12 in the Norwegian Securities Trading Act